UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Amendment No. )*
Under the Securities Exchange Act of 1934

RADNET, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

750491102
(CUSIP Number)

Paul Friedman
BlueMountain Capital Management, LLC
280 Park Avenue, 5th Floor East
New York, New York 10017
212-905-39900 7534 1500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 750491102

(1)	Names of reporting persons.

BlueMountain Capital Management, LLC

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Delaware, United States of America

Number of	(7) Sole Voting Power:	0
shares beneficially	(8) Shared Voting Power:	3,108,295
owned by
each reporting	(9) Sole Dispositive Power:	0
person with	(10) Shared Dispositive Power:	3,108,295

(11)	Aggregate amount beneficially owned by each reporting person 3,108,295

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 7.8%

(14)	Type of reporting person (see instructions) IA

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

Cusip No. 750491102

(1)	Names of reporting persons.

BlueMountain GP Holdings, LLC

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Delaware, United States of America

Number of	(7) Sole Voting Power:	0
shares beneficially	(8) Shared Voting Power:	2,804,698
owned by
each reporting	(9) Sole Dispositive Power:	0
person with	(10) Shared Dispositive Power:	2,804,698

(11)	Aggregate amount beneficially owned by each reporting person 2,804,698

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 7.0%

(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

Cusip No. 750491102

(1)	Names of reporting persons.

Blue Mountain Credit Alternatives Master Fund L.P.

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Cayman Islands

Number of	(7) Sole Voting Power:	0
shares beneficially	(8) Shared Voting Power:	1,662,520
owned by
each reporting	(9) Sole Dispositive Power:	0
person with	(10) Shared Dispositive Power:	1,662,520

(11)	Aggregate amount beneficially owned by each reporting person 1,662,520

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 4.1%

(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

Cusip No. 750491102

(1)	Names of reporting persons.

Blue Mountain CA Master Fund GP, Ltd.

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Cayman Islands

Number of	(7) Sole Voting Power:	0
shares beneficially	(8) Shared Voting Power:	1,662,520
owned by
each reporting	(9) Sole Dispositive Power:	0
person with	(10) Shared Dispositive Power:	1,662,520

(11)	Aggregate amount beneficially owned by each reporting person 1,662,520

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 4.1%

(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

Cusip No. 750491102

(1)	Names of reporting persons.

BlueMountain Long/Short Credit Master Fund L.P.

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Cayman Islands

Number of	(7) Sole Voting Power:	0
Shares Beneficially	(8) Shared Voting Power:	516,313
Owned by
Each Reporting	(9) Sole Dispositive Power:	0
Person With	(10) Shared Dispositive Power:	516,313

(11)	Aggregate amount beneficially owned by each reporting person 516,313

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 1.3%

(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

Cusip No. 750491102

(1)	Names of reporting persons.

BlueMountain Long/Short Credit GP, LLC

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Delaware, United States of America

Number of	(7) Sole Voting Power:	0
Shares Beneficially	(8) Shared Voting Power:	516,313
Owned by
Each Reporting	(9) Sole Dispositive Power:	0
Person With	(10) Shared Dispositive Power:	516,313

(11)	Aggregate amount beneficially owned by each reporting person 516,313

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 1.3%

(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

Cusip No. 750491102

(1)	Names of reporting persons.

BlueMountain Long/Short Equity Master Fund L.P.

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Cayman Islands

Number of	(7) Sole Voting Power:	0
Shares Beneficially	(8) Shared Voting Power:	265,677
Owned by
Each Reporting	(9) Sole Dispositive Power:	0
Person With	(10) Shared Dispositive Power:	265,677

(11)	Aggregate amount beneficially owned by each reporting person 265,677

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 0.7%

(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

Cusip No. 750491102

(1)	Names of reporting persons.

BlueMountain Long/Short Equity GP, LLC

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Delaware, United States of America

Number of	(7) Sole Voting Power:	0
Shares Beneficially	(8) Shared Voting Power:	265,677
Owned by
Each Reporting	(9) Sole Dispositive Power:	0
Person With	(10) Shared Dispositive Power:	265,677

(11)	Aggregate amount beneficially owned by each reporting person 265,677

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 0.7%

(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

Cusip No. 750491102

(1)	Names of reporting persons.

BlueMountain Equity Alternatives Master Fund L.P.

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Cayman Islands

Number of	(7) Sole Voting Power:	0
Shares Beneficially	(8) Shared Voting Power:	236,252
Owned by
Each Reporting	(9) Sole Dispositive Power:	0
Person With	(10) Shared Dispositive Power:	236,252

(11)	Aggregate amount beneficially owned by each reporting person 236,252

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 0.6%

(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

Cusip No. 750491102

(1)	Names of reporting persons.

BlueMountain Equity GP, LLC

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Delaware, United States of America

Number of	(7) Sole Voting Power:	0
Shares Beneficially	(8) Shared Voting Power:	236,252
Owned by
Each Reporting	(9) Sole Dispositive Power:	0
Person With	(10) Shared Dispositive Power:	236,252

(11)	Aggregate amount beneficially owned by each reporting person 236,252

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 0.6%

(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

Cusip No. 750491102

(1)	Names of reporting persons.

BlueMountain Timberline Ltd.

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Cayman Islands

Number of	(7) Sole Voting Power:	0
Shares Beneficially	(8) Shared Voting Power:	154,905
Owned by
Each Reporting	(9) Sole Dispositive Power:	0
Person With	(10) Shared Dispositive Power:	154,905

(11)	Aggregate amount beneficially owned by each reporting person 154,905

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 0.4%

(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

Cusip No. 750491102

(1)	Names of reporting persons.

BlueMountain Kicking Horse Fund L.P.

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Cayman Islands

Number of	(7) Sole Voting Power:	0
Shares Beneficially	(8) Shared Voting Power:	123,936
Owned by
Each Reporting	(9) Sole Dispositive Power:	0
Person With	(10) Shared Dispositive Power:	123,936

(11)	Aggregate amount beneficially owned by each reporting person 123,936

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 0.3%

(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

Cusip No. 750491102

(1)	Names of reporting persons.

BlueMountain Kicking Horse Fund GP, LLC

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Delaware, United States

Number of	(7) Sole Voting Power:	0
Shares Beneficially	(8) Shared Voting Power:	123,936
Owned by
Each Reporting	(9) Sole Dispositive Power:	0
Person With	(10) Shared Dispositive Power:	123,936

(11)	Aggregate amount beneficially owned by each reporting person 123,936

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 0.3%

(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

Cusip No. 750491102

(1)	Names of reporting persons.

AAI BlueMountain Fund PLC*

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Ireland

Number of	(7) Sole Voting Power:	0
Shares Beneficially	(8) Shared Voting Power:	66,111
Owned by
Each Reporting	(9) Sole Dispositive Power:	0
Person With	(10) Shared Dispositive Power:	66,111

(11)	Aggregate amount beneficially owned by each reporting person 66,111

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 0.2%

(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

*	The shares of Common Stock are owned by BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC.

Cusip No. 750491102

(1)	Names of reporting persons.

BlueMountain Long Short Grasmoor Fund Ltd.

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of funds (see instructions) WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization Cayman Islands

Number of	(7) Sole Voting Power:	0
Shares Beneficially	(8) Shared Voting Power:	82,581
Owned by
Each Reporting	(9) Sole Dispositive Power:	0
Person With	(10) Shared Dispositive Power:	82,581

(11)	Aggregate amount beneficially owned by each reporting person 82,581

(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11) 0.2%

(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196.

Cusip No. 750491102

ITEM 1.	Security of the Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of RadNet, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 1510 Cotner Avenue, Los Angeles, California 90025.

ITEM 2.	Identity and Background.

(a-c) This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

i.	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Credit Alternatives”), with respect to the Common Stock directly owned by it;
ii.	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”), with respect to the Common Stock directly owned by Credit Alternatives;
iii.	BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Credit”), with respect to the Common Stock directly owned by it;
iv.	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“Long/Short Credit GP”), with respect to the Common Stock directly owned by Long/Short Credit;
v.	BlueMountain Long/Short Equity Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Equity”), with respect to the Common Stock directly owned by it;
vi.	BlueMountain Long/Short Equity GP, LLC, a Delaware limited liability company (“Long/Short Equity GP”), with respect to the Common Stock directly owned by Long/Short Equity;
vii.	BlueMountain Equity Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Equity Alternatives”), with respect to the Common Stock directly owned by it;
viii.	BlueMountain Equity GP, LLC, a Delaware limited liability company (“Equity GP”), with respect to the Common Stock directly owned by Equity Alternatives;
ix.
BlueMountain Kicking Horse Fund, L.P., a Cayman Islands exempted limited partnership (“Kicking Horse” and together with Credit Alternatives, Long/Short Credit, Long/Short Equity and Equity Alternatives, the “Partnerships”), with respect to the Common Stock directly owned by it;

x.
BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“Kicking Horse GP” and together with BMCA GP, Long/Short Credit GP, Long/Short Equity GP and Equity GP, the “General Partners”), with respect to the Common Stock directly owned by Kicking Horse;

xi.	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“Timberline”), with respect to the Common Stock directly owned by it;
xii.
AAI BlueMountain Fund PLC, on behalf of its sub-fund BlueMountain Long/Short Credit and Distressed Reflection Fund, an Irish open-ended umbrella investment company incorporated as a public limited company with variable capital and with segregated liability between its sub-funds (“AAI”), with respect to the Common Stock directly owned by it;

xiii.
BlueMountain Long Short Grasmoor Fund Ltd., a Cayman Islands exempted limited company (“Grasmoor” and together with Timberline, AAI and the Partnerships, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

xiv.
BlueMountain Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as investment manager to the BlueMountain Funds, and has investment discretion with respect to the Common Stock directly owned by the BlueMountain Funds; and

xv.
BlueMountain GP Holdings, LLC, a Delaware limited liability company (the “Ultimate Managing Member”), which serves as the ultimate managing member of the General Partners, with respect to the Common Stock directly owned by each of the Partnerships.

Cusip No. 750491102

The principal business of:  (i) each of the BlueMountain Funds is to serve as a private investment exempted limited partnership, private investment limited liability company or private investment exempted company, as the case may be; (ii) each of the General Partners is to serve as the general partner of the respective Partnership; (iii) the Investment Manager is to serve as investment manager to a variety of private investment funds (including the BlueMountain Funds), and to make investment decisions on behalf of those private investment funds, and (iv) the Ultimate Managing Member is to serve as the ultimate managing member of a variety of private investment funds organized as limited partnerships or limited liability companies for which the Investment Manager serves as investment manager (including the Partnerships).

The executive officers, directors, and control persons of the Reporting Persons are as follows:

Andrew Feldstein
Chief Executive Officer and Chief Investment Officer of the Investment Manager; Chief Executive Officer and Chief Investment Officer of the Ultimate Managing Member; Director of BMCA GP; Director of Timberline

Stephen Siderow	President of the Investment Manager; President of the Ultimate Managing Member; Director of BMCA GP; Director of Timberline
Alan Gerstein	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate Managing Member
Michael Liberman	Managing Principal, Chief Operating Officer and Chief Risk Officer of the Investment Manager; Managing Principal, Chief Operating Officer and Chief Risk Officer of the Ultimate Managing Member
Bryce Markus	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate Managing Member
David Rubenstein
Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Investment Manager; Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Ultimate Managing Member

Derek Smith	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate Managing Member
James Staley	Managing Partner of the Investment Manager; Managing Partner of the Ultimate Managing Member
Peter Greatrex	Managing Partner and Head of Research of the Investment Manager; Managing Partner and Head of Research of the Ultimate Managing Member
Franck Dargent	Director of AAI
Laurent Guillet	Director of AAI
Barry McGrath	Director of AAI
Daniel J. Rayman	Director of AAI
Philip McEnroe	Director of AAI
Mark Shapiro	Director of Timberline; Mr. Shapiro also serves as a consultant to several financial service and professional service firms.
Ronan Daly	Director of Grasmoor
Jennifer Thompson	Director of Grasmoor
John Walley	Director of Grasmoor

Cusip No. 750491102

The business address of each BlueMountain Fund (other than Grasmoor and AAI) is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address of the Investment Manager, the Ultimate Managing Member, Andrew Feldstein, Stephen Siderow, Alan Gerstein, Michael Liberman, Bryce Markus, David Rubenstein, Derek Smith, James Staley, Peter Greatrex and Mark Shapiro is 280 Park Avenue, 5th Floor East, New York, New York 10017.

The business address of AAI is Beaux Lane House, Mercer Street Lower, Dublin 2, Ireland.

The business address of Grasmoor, Ronan Daly, Jennifer Thompson and John Walley is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman, KY1-1205, Cayman Islands.

The business address of Barry McGrath, Daniel J. Rayman and Philip McEnroe is c/o Maples and Calder, 75 St. Stephen’s Green, Dublin 2, Ireland.

The business address of Franck Dargent and Laurent Guillet is c/o Amundi Alternative Investments, SAS, 90 boulevard Pasteur, 75730 Paris Cedex 15, France.

ITEM 3.	Source and Amount of Funds or Other Consideration.

All of the funds used in the acquisition of such Common Stock by such Reporting Persons came from the working capital of such Reporting Person.

ITEM 4.	Purpose of the Transaction.

The Reporting Persons hold 3,108,295 shares of Common Stock for investment purposes and in the ordinary course of business. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons have had discussions with the management of the Issuer and may continue to have discussions with the management of the Issuer and also with other stockholders, securityholders and third parties relating to, among other items, the Issuer, strategic alternatives that may be available to the Issuer, and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of those discussions.

Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other unrelated investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combinations and other strategic transactions, conditions in the capital markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, the following:  (i) acquiring or disposing of securities of the Issuer, including, without limitation, the securities disclosed on this Schedule 13D; (ii) entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer; (iii) communicating with other stockholders and securityholders of the Issuer, or persons who may desire to become stockholders and securityholders of the Issuer, regarding the composition of the Issuer’s current Board of Directors and the Issuer’s current executive officers, as well as other matters regarding the management, operations and affairs of the Issuer; (iv) soliciting proxies and written consents, to be used at either the Issuer’s regular annual meeting of stockholders, or at a special meeting of stockholders, for the purposes described in clause (iii) above, or for the election of one or more nominees of the Reporting Persons or such other stockholders (which may include one or more representatives of the Reporting Persons) to the Board of Directors of the Issuer; (v) engaging in any hedging or similar transactions with respect to such holdings; and (vi) otherwise changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of this Schedule 13D.

Cusip No. 750491102

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on May 6, 2013, as described in the Issuer’s Form 10-Q, filed on May 10, 2013, was 40,089,196. The 3,108,295 shares of Common Stock beneficially owned, in the aggregate, by the BlueMountain Funds as of May 29, 2013, represent approximately 7.8% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. A further detailed breakdown of the Reporting Persons’ beneficial ownership of Common Stock is as follows:

A.	Investment Manager

(a)	Amount beneficially owned: 3,108,295
Percent of class: 7.8%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-.
(ii)	Shared power to vote or to direct the vote 3,108,295.
(iii)	Sole power to dispose or to direct the disposition of -0-.
(iv)	Shared power to dispose or to direct the disposition of 3,108,295.

B.	Ultimate Managing Member

(a)	Amount beneficially owned: 2,804,698
Percent of class: 7.0%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-.
(ii)	Shared power to vote or to direct the vote 2,804,698.
(iii)	Sole power to dispose or to direct the disposition of -0-.
(iv)	Shared power to dispose or to direct the disposition of 2,804,698.

C.	Credit Alternatives

(a)	Amount beneficially owned: 1,662,520
Percent of class: 4.1%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-.
(ii)	Shared power to vote or to direct the vote 1,662,520.
(iii)	Sole power to dispose or to direct the disposition of -0-.
(iv)	Shared power to dispose or to direct the disposition of 1,662,520.

D.	BMCA GP

(a)	Amount beneficially owned: 1,662,520
Percent of class: 4.1%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-.
(ii)	Shared power to vote or to direct the vote 1,662,520.
(iii)	Sole power to dispose or to direct the disposition of -0-.
(iv)	Shared power to dispose or to direct the disposition of 1,662,520.

E.	Long/Short Credit

(a)	Amount beneficially owned: 516,313
Percent of class: 1.3%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-.
(ii)	Shared power to vote or to direct the vote 516,313.
(iii)	Sole power to dispose or to direct the disposition of -0-.
(iv)	Shared power to dispose or to direct the disposition of 516,313.

Cusip No. 750491102

F.	Long/Short Credit GP

(a)	Amount beneficially owned: 516,313
Percent of class: 1.3%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-.
(ii)	Shared power to vote or to direct the vote 516,313.
(iii)	Sole power to dispose or to direct the disposition of -0-.
(iv)	Shared power to dispose or to direct the disposition of 516,313.

G.	Long/Short Equity

(a)	Amount beneficially owned: 265,677
Percent of class: 0.7%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-.
(ii)	Shared power to vote or to direct the vote 265,677.
(iii)	Sole power to dispose or to direct the disposition of -0-.
(iv)	Shared power to dispose or to direct the disposition of 265,677.

H.	Long/Short Equity GP

(a)	Amount beneficially owned: 265,677
Percent of class: 0.7%
(b)	Number of shares as to which the person has:
(v)	Sole power to vote or to direct the vote -0-.
(vi)	Shared power to vote or to direct the vote 265,677.
(vii)	Sole power to dispose or to direct the disposition of -0-.
(viii)	Shared power to dispose or to direct the disposition of 265,677.

I.	Equity Alternatives

(a)	Amount beneficially owned: 236,252
Percent of class: 0.6%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-.
(ii)	Shared power to vote or to direct the vote 236,252.
(iii)	Sole power to dispose or to direct the disposition of -0-.
(iv)	Shared power to dispose or to direct the disposition of 236,252.

J.	Equity GP

(a)	Amount beneficially owned: 236,252
Percent of class: 0.6%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-.
(ii)	Shared power to vote or to direct the vote 236,252.
(iii)	Sole power to dispose or to direct the disposition of -0-.
(iv)	Shared power to dispose or to direct the disposition of 236,252.

K.	Kicking Horse

(a)	Amount beneficially owned: 123,936
Percent of class: 0.3%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-.
(ii)	Shared power to vote or to direct the vote 123,936.
(iii)	Sole power to dispose or to direct the disposition of -0-.
(iv)	Shared power to dispose or to direct the disposition of 123,936.

Cusip No. 750491102

L.	Kicking Horse GP

(a)	Amount beneficially owned: 123,936
Percent of class: 0.3%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-.
(ii)	Shared power to vote or to direct the vote 123,936.
(iii)	Sole power to dispose or to direct the disposition of -0-.
(iv)	Shared power to dispose or to direct the disposition of 123,936.

M.	Timberline

(a)	Amount beneficially owned: 154,905
Percent of class: 0.4%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-.
(ii)	Shared power to vote or to direct the vote 154,905.
(iii)	Sole power to dispose or to direct the disposition of -0-.
(iv)	Shared power to dispose or to direct the disposition of 154,905.

N.	AAI

(a)	Amount beneficially owned: 66,111
Percent of class: 0.2%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-.
(ii)	Shared power to vote or to direct the vote 66,111.
(iii)	Sole power to dispose or to direct the disposition of -0-.
(iv)	Shared power to dispose or to direct the disposition of 66,111.

O.	Grasmoor

(a)	Amount beneficially owned: 82,581
Percent of class: 0.2%
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-.
(ii)	Shared power to vote or to direct the vote 82,581.
(iii)	Sole power to dispose or to direct the disposition of -0-.
(iv)	Shared power to dispose or to direct the disposition of 82,581.

The Investment Manager, each General Partner and the Ultimate Managing Member, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) During the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Cusip No. 750491102

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 2 and 3 hereof are incorporated by reference in their entirety.

Except as described in this Schedule 13D and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated May 29, 2013, attached as Exhibit 1 hereto.

Cusip No. 750491102

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  May 29, 2013

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUE MOUNTAIN CA MASTER FUND GP, LTD.
BY:	BLUE MOUNTAIN CREDIT GP, LLC, its sole shareholder
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC, its managing member

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC, its managing member

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

Cusip No. 750491102

BLUEMOUNTAIN LONG/SHORT EQUITY MASTER FUND L.P.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN LONG/SHORT EQUITY GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC, its managing member

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN EQUITY ALTERNATIVES MASTER FUND L.P.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN EQUITY GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC, its managing member

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC, its managing member

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

Cusip No. 750491102

BLUEMOUNTAIN TIMBERLINE LTD.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN LONG/SHORT CREDIT AND DISTRESSED REFLECTION FUND, a sub-fund of AAI BlueMountain Fund PLC
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN LONG SHORT GRASMOOR FUND LTD.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Cusip No. 750491102

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the Schedule 13D with respect to the Common Stock, par value $0.0001 per share, of RadNet, Inc., dated as of May 29, 2013, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED:   May 29, 2013

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUE MOUNTAIN CA MASTER FUND GP, LTD.
BY:	BLUE MOUNTAIN CREDIT GP, LLC, its sole shareholder
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC, its managing member

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC, its managing member

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

Cusip No. 750491102

BLUEMOUNTAIN LONG/SHORT EQUITY MASTER FUND L.P.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN LONG/SHORT EQUITY GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC, its managing member

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN EQUITY ALTERNATIVES MASTER FUND L.P.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN EQUITY GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC, its managing member

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC, its managing member

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

Cusip No. 750491102

BLUEMOUNTAIN TIMBERLINE LTD.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal
BLUEMOUNTAIN LONG/SHORT CREDIT AND DISTRESSED REFLECTION FUND, a sub-fund of AAI BlueMountain Fund PLC
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal

BLUEMOUNTAIN LONG SHORT GRASMOOR FUND LTD.
BY:	BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Head of U.S. Legal